

March 31, 2010

Mr. Mark C. Allen
Chief Financial Officer
Denbury Resources Inc.
5100 Tennyson Parkway, Suite 1200
Plano, Texas 75024

> **Re: Denbury Resources Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 001-12935**

Dear Mr. Allen:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2009

Business, page 4

Production and Unit Prices, page 19

1.   We note from your disclosure under this heading that "Information regarding average production rates, unit sale prices and unit costs per BOE are set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations – Operating Results" included herein." Based on this disclosure, please refer us to the specific page where disclosures meant to comply with Items 1204(b)(1) and 1204(b)(2) of Regulation S-K are located.

Reserve Estimates, page 24

2.   We note your footnote (1) disclosure on page 24 indicating that certain of your
        proved undeveloped reserves have a development period that extend beyond 5
        years and in certain circumstances have been held as proved undeveloped for a
        period greater than 5 years. It does not appear appropriate to classify these as
        proved reserves as the conditions describe in footnote (1) do not appear to
        constitute "specific circumstances" under Rule 4-10(31)(ii) of Regulation S-X.
        Refer to question 131-03 of the Compliance and Disclosure Interpretations. You
        can find this interpretation at:
        http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm. Please
        advise or revise.

3.   In addition, please tell us how you considered providing the conversion rate of
        proved undeveloped to proved developed reserves, as contemplated by Item
        1203(b) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 39

Production, page 54

4.   We note you present average daily production by area for 2009, 2008 and 2007,
        and for each of the quarters of 2009 in the table under this heading. Based on this
        presentation, please tell us how your disclosure complies with Item 1204(a) of
        Regulation S-K, which requires disclosure of production for each of the last three
        fiscal years by final product sold, or otherwise advise.

Note 1. Significant Accounting Policies, page 76

Oil and Natural Gas Operations, page 76

Ceiling Test, page 77

5.   We note your disclosure that you include the portion of net capitalized costs of
        CO_2 assets and CO_2 pipelines that are required for your current proved tertiary
        reserves in the net capitalized costs subject to the ceiling test.   Please clarify how
        you determined that inclusion of these amounts as a component of *costs to be
        capitalized* is consistent with the full cost method of accounting, as contemplated
        by Item 4-10(c)(2) of Regulation S-X. In addition, please clarify how costs of
        CO_2 assets and CO_2 pipelines that are not required for your current proved
        tertiary reserves are tested for impairment.

CO2 Pipelines, page 79

6.   We further note your disclosure that you depreciate your CO2 pipelines over their estimated useful lives. Based on this disclosure, please clarify for us whether you have CO2 pipelines dedicated to individual fields, or otherwise advise. In addition, please explain to us how your method of depreciation associated with these CO2 pipelines would be impacted when production ceases at an individual field, if applicable, or otherwise advise.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Jennifer O'Brien at (202) 551-3721, John Cannarella at (202) 551-3337 or Mark C. Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director